Exhibit 4.2

CONTRACTUAL RIGHTS AGREEMENT

          This Contractual Rights Agreement (this “Agreement”) is entered into by and between Foxkirk, LLC, a Delaware limited liability company (“Foxkirk”), and WCAS Capital Partners IV, L.P, (“WCAS”) as of this 1st day of August, 2006.

          WHEREAS, WCAS holds an approximately 55.5556% interest (the “WCAS Interest”) and Foxkirk holds an approximately 44.4444% interest (the “Foxkirk Interest”) in the aggregate $90,000,000 of Subordinated Notes due 2015 dated as of the date hereof (the “Mezzanine Notes”) issued by MSG WC Holdings Corp. (the “Debtor”);

          WHEREAS, Foxkirk acquired the Foxkirk Interest pursuant to the Note Purchase Agreement dated as of the date hereof between the Debtor and Foxkirk as a Purchaser party thereto (the “Purchase Agreement”) and, as part of the consideration in connection with the acquisition of the Foxkirk Interest and as condition precedent to the effectiveness thereof, Foxkirk has agreed that, until a Termination Event has occurred and is continuing, and subject to the terms hereof, WCAS will be solely entitled and authorized and shall have, to the exclusion of Foxkirk, the sole right to exercise all necessary, required or desirable actions, and have sole power and control to act vis-à-vis the Debtor in any and all matters related to the Mezzanine Notes (all such matters and any indebtedness created pursuant to the Mezzanine Notes and the Purchase Agreement, the “Mezzanine Indebtedness”), as determined by WCAS in its sole discretion and business judgment pursuant to the terms and conditions hereof;

          WHEREAS, terms used and not otherwise defined herein shall have the meaning given to them in the Purchase Agreement;

          THEREFORE, in consideration of the provisions and obligations hereunder, and for other good and valuable consideration, the sufficiency and receipt of which is hereby acknowledged, Foxkirk and WCAS agree as follows:

1.	WCAS’s EXCLUSIVE CONTRACTUAL RIGHTS.

          (a) Subject to the terms hereof, Foxkirk hereby irrevocably consents, authorizes and instructs WCAS to exercise any and all rights, and undertake any and all necessary, required or desirable actions, including such actions that Foxkirk would otherwise be entitled to take, and agrees that WCAS shall have sole power and control, to the exclusion of Foxkirk, to act vis-à-vis the Debtor in any and all matters related to the Mezzanine Indebtedness, until such time as a Termination Event (as defined below) has occurred and is continuing.

          Accordingly, subject to the terms hereof, WCAS shall have the sole and exclusive right, to the exclusion of Foxkirk, to manage, perform and enforce the terms and conditions of the Mezzanine Indebtedness, and to exercise all privileges and rights thereunder according to its sole discretion and the exercise of its business judgment, together with such other actions and powers as are reasonably incidental thereto.

          Without limiting the generality of the foregoing, subject to clause (b) of this Section 1, WCAS is hereby expressly and irrevocably empowered, authorized and instructed by Foxkirk to:

          (i) execute any and all documents (including, subject to the terms hereof, any amendments to the Mezzanine Notes and the Purchase Agreement) with respect to the Mezzanine Indebtedness and to exercise any and all rights and privileges of Foxkirk with respect thereto;

          (ii) manage, perform, administer and enforce the terms and conditions of the Mezzanine Notes and the Purchase Agreement, and exercise or refrain from exercising (including negotiating and granting waivers) any rights against any person (including the Debtor);

          (iii) exercise any and all voting rights of Foxkirk as a holder of the Foxkirk Interest;

          (iv) negotiate and agree with the Debtor on waivers to the terms and conditions of the Mezzanine Indebtedness;

          (iv) change the manner, place, terms or time of payment of the Mezzanine Notes; and

          (v) sell, exchange, release or otherwise deal with property, if any, pledged, mortgaged or otherwise securing the Mezzanine Indebtedness

          (b) Notwithstanding the foregoing Section l(a), without the prior written consent of Foxkirk, WCAS shall not:

          (i) change any of the provisions of the sixth paragraph of the Mezzanine Notes with respect to Catch-up Payments,

          (ii) agree to any amendment or waiver to the Purchase Agreement or the Mezzanine Notes which (x) decreases the rate of interest or changes the method of computation or capitalization of interest on the Mezzanine Notes, (y) decreases the amount of redemption premium or principal due pursuant to the terms of the Purchase Agreement and the Mezzanine Notes, or (z) extends the time for payment of interest or redemption premium on, or principal of the Mezzanine Notes; provided, however, that (A) the foregoing shall not affect the rights of the Debtor to capitalize interest at any time prior to the Maturity Date pursuant to the fourth paragraph of the Mezzanine Notes, and (B) WCAS shall be permitted in its sole discretion and on behalf of Foxkirk to extend the Maturity Date of the Mezzanine Notes until no later than February 1, 2016;

          (iii) change the percentage of principal amount of the Mezzanine Notes the holders of which are required to consent to any such amendment or waiver pursuant to the Note Purchase Agreement; or

          (iv) amend any of Sections 4.6, 7.l(a) or 7.l(b) of the Purchase Agreement,

2.	WCAS’S ACTIONS IN RESPECT OF WCAS INTEREST AND FOXKIRK INTEREST.

          WCAS shall exercise any and all rights and actions hereunder in a manner such that its rights and actions affect the WCAS Interest and the Foxkirk Interest in a consistent, similarly beneficial or detrimental manner.

3.	NO FIDUCIARY OR IMPLIED OBLIGATIONS.

          WCAS shall have no duties or obligations except those expressly set forth herein. Without limiting the generality of the foregoing, (a) WCAS shall not be subject to any Fiduciary or other implied duties, regardless of whether a Default and Event of Default, a “Default” (as defined in the Senior Credit Agreement), a Senior Credit Event of Default (as defined below) and/or a Termination Event has occurred and is continuing, (b) WCAS shall have no duty to take any discretionary action or exercise any discretionary powers, and (c) WCAS shall have no duty to disclose, nor shall it be liable for the failure to disclose, any information relating to the Debtor or any of its subsidiaries that is communicated to or obtained by WCAS or any of its affiliates in any capacity. WCAS may consult with legal counsel (who may be counsel to the Debtor or to WCAS), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

          Under no circumstance whatsoever shall WCAS be liable for any amounts owed pursuant to the Mezzanine Indebtedness.

4.	RESTRICTION ON TRANFER.

          Until such time as WCAS and/or any Affiliate thereof ceases to hold the WCAS Interest, Foxkirk may not sell, transfer, convey, pledge, create liens or security interests, or otherwise grant any interest in the Foxkirk Interest other than with WCAS’s prior written consent (which may be withheld or conditioned in WCAS’s sole discretion’ provided, however, that Foxkirk may without such consent sell, transfer all or any portion of the Foxkirk Interest to one or more of its Affiliates, and subject to the condition precedent that such Affiliate shall execute a joinder to become bound by the terms and conditions of this Agreement in form and substance reasonably satisfactory to WCAS.

          Any transfer in breach of this Section 4 shall be null and void and shall not transfer the Foxkirk Interest.

5.	NO RELIANCE.

          Foxkirk acknowledges that it has, independently and without reliance upon WCAS or any of its affiliates (other than the Debtor and its subsidiaries), and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this agreement and acquire the Foxkirk interest. Foxkirk also acknowledges that it will, independently and without reliance upon WCAS or any of its affiliates (other than the Debtor and its subsidiaries), and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this agreement or the Mezzanine Note, and any related agreement or any document furnished hereunder or thereunder.

6.	REINSTATEMENT.

          The provisions of this Agreement shall continue to be effective or be reinstated, as the case may be, if at any time any payment in respect of the Mezzanine Indebtedness is rescinded or must otherwise be returned by any holder of any such indebtedness, as though such payment had not been made.

7.	IRREVOCABILITY.

          The rights granted to WCAS by Foxkirk hereunder are irrevocable and coupled with an interest. This Agreement is being entered into in connection with and as a condition precedent to the acquisition of the Foxkirk Interest. All power and authority of WCAS to act in respect of the Mezzanine Indebtedness (including on behalf of Foxkirk) may not be terminated by any act of Foxkirk whatsoever or by operation of law, lack of appropriate power or authority, or by any other act or event, except as set forth in Section 8 below.

8.	TERMINATION AND REINSTATEMENT.

          This Agreement shall terminate upon the earliest of (each a “Termination Event”) (i) such time as the WCAS Interest is not held by WCAS and/or an Affiliate of WCAS, (ii) irrevocable final payment in full of all the Mezzanine Indebtedness, (iii) the occurrence and continuation of an “Event of Default” pursuant to, and as defined in, the Credit Agreement dated as of August 1, 2006 (a “Senior Credit Event of Default”) among the Financial Institutions named therein as Lenders, The CIT Group/Business Credit, Inc., as the Administrative Agent, Mobile Storage Group, Inc. and Mobile Services Group, Inc., as US Borrowers, the Debtor, as Parent Guarantor, CIT Capital Securities LLC and Lehman Brothers, Inc. as Joint Lead Arrangers, Lehman Brothers Inc. as Sole Bookrunner and Syndication Agent and Wachovia Bank, National Association as Documentation Agent (the “Senior Credit Agreement”); or (iv) the occurrence and continuation of an Event of Default (as defined in the Purchase Agreement); provided, however, that if a Senior Credit Event of Default and/or an Event of Default specified in clause (c), (d), (e) or (f) of Section 7.1 of the Purchase Agreement has occurred and is continuing, and such Senior Credit Event of Default and/or Event of Default is subsequently waived pursuant to the terms and conditions of the Senior Credit Agreement or the Purchase Agreement (as applicable), WCAS’s rights to act in respect of the Mezzanine Indebtedness pursuant to this Agreement shall once again become effective and be reinstated.

9.	MISCELLANEOUS.

          (i) Governing Law. Issues and questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York. In furtherance of the foregoing, the internal law of the State of New York shall control the interpretation and construction of this Agreement even though under New York’s choice of law or conflict of law analysis, the substantive law of some other jurisdiction would ordinarily apply.

          (ii) Notices. All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given when delivered personally to the recipient, sent to the recipient by reputable overnight courier service (charges prepaid) or mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid. Such notices, demands and other communications shall be sent to the Foxkirk and WCAS at the addresses indicated below:

If to WCAS, to:

WCAS Capital Partners IV, L.P. c/o Welsh, Carson, Anderson & Stowe

250 Park Avenue Suite 2500 New York, NY 10022 Facsimile: (212) 893-9575

Attention: Sanjay Swani Michael Donovan

with a copy to (which shall not constitute notice to WCAS Capital Partners IV, L.P.):

Kirkland & Ellis LLP 153 East 53rd Street New York, NY 10022 Facsimile: (212) 446-6460

Attention: Michael Movsovich, Esq.

Foxkirk, LLC c/o The Northwestern Mutual Life Company

720 East Wisconsin Avenue Milwaukee, Wisconsin 53202 Facsimile (414) 665-7124 Attention: Lisa Cadotte

          or to such other address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party.

          (iii) No Strict Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

          (iv) Submission to Jurisdiction. Each of WCAS and Foxkirk hereby irrevocably and unconditionally submits for itself and its property in any legal action or proceeding relating to this Agreement, or for recognition and enforcement of any judgment in respect thereof, to the non-exclusive general jurisdiction of the courts of the State of New York, the courts of the United States for the Southern District of New York, and appellate courts from any thereof.

          (v) Waiver of Jury Trial. WCAS and Foxkirk each irrevocably waive their respective rights to a trial by jury of any claim or cause of action based upon or arising out of or related to this Agreement, the Mezzanine Notes, the Purchase Agreement, or the transactions contemplated hereby or thereby, in any action, proceeding or other litigation of any type brought by any of the parties against any other party or any agent-related person, participant or assignee, whether with respect to contract claims, tort claims, or otherwise. WCAS and Foxkirk each agree that any such claim or cause of action shall be tried by a court trial without a jury.

          In witness whereof, the parties has caused this Agreement to be duly executed as of the day and year above written.

FOXKIRK, LLC

By: NML Securities Holdings, LLC, its Sole Member

By: The Northwestern Mutual Life Insurance Company, its Sole Member

By:

Name:	Howard Stern

Its:	Its Authorized Representative

WCAS CAPITAL PARTNERS IV, L.P.

By: WCAS CP IV Associates LLC, its General Partner

By:

Name:

Its: Managing Member

Signature Page to Contractual Right Agreement

          In witness whereof, the parties has caused this Agreement to be duly executed as of the day and year above written.

FOXKIRK, LLC

By: NML Securities Holdings, LLC, its Sole Member

By: The Northwestern Mutual Life Insurance Company, its Sole Member

By:

Name:
Its:

WCAS CAPITAL PARTNERS IV, L.P.

By: WCAS CP IV Associates LLC, its General Partner

By:

Name: Sanjay Swani

Its: Managing Member

Signature Page to Contractual Right Agreement